Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended September 30,
	2016	2015
Income from continuing operations before income taxes	$286,495	$481,601
Add:
Interest expense	106,901	121,391
Portion of rent expense representative of the interest factor	11,601	12,209
Income as adjusted	$404,997	$615,201

Fixed charges:
Interest expense	$106,901	$121,391
Portion of rent expense representative of the interest factor	11,601	12,209
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	22,390	22,372
Total fixed charges	$140,892	$155,972

Ratio of earnings to fixed charges	2.87	3.94

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.